Exhibit 99.1

GCL Announces Fiscal Year 2025 Financial Results

Singapore – July 31, 2025 – GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced its financial results for the fiscal year ended March 31, 2025.

FY2025 and Subsequent Highlights

●	Revenues of $142.1 million, up 45.7% from the prior year period

●	Gross Margin of 15.0% compared to 13.7% in FY2024

●	Net income of $5.0 million grew 350% compared to net loss of $2.0 million in FY2024

●	EBITDA of $10.8 million increased 980% compared to $1.0 million in FY2024

“This year marked a major inflection point for our business highlighted by a return to net income, increased gross margins, and top-line growth,” said Sebastian Toke, Group CEO of GCL. The growth seen was primarily fueled by the global success of “Black Myth: Wukong” in conjunction with distribution of a larger library of games and an increase in overall demand for our distribution and publishing pipeline. We believe “Black Myth: Wukong” is the first of many Asian AAA titles with the potential to captivate global gamers, and GCL is well-positioned to capitalize on this trend.

“Looking ahead, we expect a seamless integration of Ban Leong Technologies following the close of the acquisition, and we’re confident in our ability to realize meaningful synergies that will strengthen our platform and accelerate growth. Furthermore, in an era where gaming software drives the demand for gaming hardware, the acquisition of Ban Leong as a consumer electronic and gaming hardware group will complement GCL’s ecosystem. Our full-service gaming ecosystem positions us as an increasingly attractive partner to developers across the spectrum, from indie creators to major AAA studios.”

Revenues for fiscal year 2025 were $142.1 million, up 45.7% from $97.5 million in the comparable twelve months in 2024. The increase was driven by robust growth across all segments, which included global physical publishing revenues from “Black Myth: Wukong” and the expansion of our subsidiary, 2Games’s, digital library to over 8,000 games. Gross margin was 15% for the fiscal year ended March 31, 2025, an improvement of 130 basis points from 13.7% in fiscal year 2024. While the margin increase was partly driven by the success of “Black Myth”, it also reflected generally higher profit margins from publishing and digital sales.

The cost of revenues was $120.8 million for FY2025, representing a 43.5% increase compared to $84.2 million for the same period last year.

Selling and marketing expenses remain stable at $2.6 million for fiscal year 2025 and the same period of FY2024, reflecting higher efficiency and cost management.

General and administrative expenses were $15.4 million for FY2025, an increase of 17.8% compared to $13.1 million for the same period last year. The company invested in personnel and infrastructure to support ongoing business growth and organizational expansion, as well as costs associated with the transition to becoming a public company.

Total operating expenses increased 14.6% to $18.0 million for FY2025, from $15.7 million for the same period last year.

Other income, net was $2.9 million compared to $0.5 million in FY2024 with the increase due to a $5.3 million fair value gain associated with the Company’s convertible notes that were issued during FY2025.

Net income was $5.0 million for FY2025, up 350% compared to a net loss of $2.0 million for FY2024.

EBITDA for FY2025 was $10.8 million, a 980% increase from $1.0 million in t he comparable prior year period.

Earnings per share, basic and diluted, was $0.05 for FY2025, compared to a loss per share, basic and diluted, of $0.01 for the same period last year.

Key FY2025 and Subsequent Developments

●	On February 13, 2025, GCL announced that it had completed the business combination with RFAC Acquisition Corp., and the ordinary shares and warrants of GCL commenced trading on Nasdaq on February 14, 2025.

●	On February 14, 2025, GCL announced the acquisition of a 20% stake in NEKCOM Inc. and that it had obtained global publishing rights for its upcoming game, “Showa American Story.”

●	On February 20, 2025, GCL and 4Divinity announced the signing of a Memorandum of Understanding with Sword Panda for global publishing rights of “Yuan Gong’s Sword: Awakening.”

●	On March 3, 2025, GCL announced that it had entered a term sheet with LEAP Studio Limited, a game studio in Hong Kong, and its affiliates, with plans to further strengthen its gaming portfolio by potentially acquiring a 20% stake for exclusive global publishing rights for the game “Realm of Ink”.

●	On March 27, 2025, GCL announced that its subsidiary, Epicsoft Asia Pte Ltd (“Epicsoft Asia”), had been appointed as the exclusive regional distributor for “Elden Ring Nightreign.”

●	On March 31, 2025, GCL, in conjunction with the Hainan Animation and Gaming Association, a key industry group, announced a strategic partnership to drive regional gaming initiatives.

●	On April 30, 2025, GCL announced that Epicsoft Asia made a voluntary conditional cash offer for Ban Leong Technologies Limited at S$0.6029 per share. On May 27, 2025, the offer was declared unconditional. As Epicsoft Asia has already received over 90% of the total number of issued shares of Ban Leong, it intends to compulsorily acquire all the offer shares not acquired under the offer which is currently expected to take place on or around August 25, 2025. Ban Leong will then be delisted from the Singapore Stock Exchange.

●	On May 23, 2025, GCL announced that it had secured $2.9 million in senior unsecured convertible note financing.

Balance Sheet

As of March 31, 2025, the Company had a total of $21.4 million in cash and restricted cash, compared to $4.3 million as of March 31, 2024.

“The acquisition of Ban Leong is expected to materially improve the Company’s financial position. More importantly, it positions us to integrate hardware, software, and IP in innovative ways as the gaming industry continues to advance, taking advantage of the ever-faster computing platforms and evolving gamer preferences. We have a clear roadmap to realize synergies and expect to see results by the end of this fiscal year,” said Sebastian Toke.

“We have a robust pipeline of new anticipated releases, with game titles expected to be published globally and distributed regionally throughout Asia. We are actively building our game development pipeline and believe the current developer landscape provides a range of attractive opportunities for us to leverage our distribution and localization expertise that will keep global gamers coming back for more.”

Conference Call

GCL will host a webcast and conference call to discuss its fiscal year 2025 results today at 8:00 a.m. EDT. A live webcast and a slide presentation will be available on GCL’s investor relations website in the “Events” section of the Company’s investor relations website under the “News & Events” header at ir.gclglobalholdings.com.

For participants who wish to dial-in, please register in advance using the link provided below and do so 10 to 15 minutes prior to the call. Dial-in numbers, passcode and unique access PIN will be provided upon registering:

Register

A webcast replay of the call will be available at ir.gclglobalholdings.com for one year following the call.

About GCL Global Holdings

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL’s ability to scale and grow its business, the expected benefits of the Company’s pending acquisition of Ban Leong Technologies Limited, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management, and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024, and other documents that will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as EBITDA, have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA does not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income (loss) as an indicator of our operating performance. Additionally, EBITDA is not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. In light of the foregoing limitations, you should not consider EBITDA as substitutes for, or superior to, net income (loss) prepared in accordance with GAAP. We encourage our shareholders and investors and others to review our financial information in its entirety and not rely on any single financial measure.

EBITDA is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA has material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023

REVENUES
Revenues	$140,563,181	$97,492,224	$76,780,259
Revenues, a related party	1,509,405	42,477	663,896
TOTAL REVENUES	142,072,586	97,534,701	77,444,155

COST OF REVENUES
Cost of revenues	(104,995,460)	(65,970,028)	(50,605,760)
Cost of revenues, related parties	(15,833,765)	(18,246,215)	(12,992,848)
TOTAL COST OF REVENUES	(120,829,225)	(84,216,243)	(63,598,608)

GROSS PROFIT	21,243,361	13,318,458	13,845,547

OPERATING EXPENSES
Selling and marketing	(2,568,702)	(2,602,892)	(2,689,213)
General and administrative	(15,438,447)	(13,109,638)	(7,555,613)
Total operating expenses	(18,007,149)	(15,712,530)	(10,244,826)

INCOME (LOSS) FROM OPERATIONS	3,236,212	(2,394,072)	3,600,721

OTHER INCOME (EXPENSE)
Other income, net	867,823	1,266,239	283,397
Interest expense, net	(2,255,934)	(507,803)	(191,154)
Change in fair value of contingent consideration for acquisition	(545,428)	(272,029)	(932,152)
Change in fair value of convertible notes	5,254,103	-	-
Change in fair value of derivative liabilities	(378,683)	-	-
TOTAL OTHER (EXPENSE) INCOME, NET	2,941,881	486,407	(839,909)

INCOME (LOSS) BEFORE INCOME TAXES	6,178,093	(1,907,665)	2,760,812

INCOME TAXES EXPENSE	(1,128,672)	(53,291)	(620,142)

NET INCOME (LOSS)	5,049,421	(1,960,956)	2,140,670

Less: net income (loss) attributable to non-controlling interests	(538,204)	(587,452)	154,551

NET INCOME (LOSS) ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD’S SHAREHOLDERS	$5,587,625	$(1,373,504)	$1,986,119

NET INCOME (LOSS)	5,049,421	(1,960,956)	2,140,670

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	312,217	(87,881)	(25,886)

COMPREHENSIVE INCOME (LOSS)	5,361,638	(2,048,837)	2,114,784

Less: total comprehensive income (loss) attributable to noncontrolling interests	(522,820)	(583,642)	154,001

Total comprehensive income (loss) attributable to GCL Global Holdings Ltd’s shareholders	$5,884,458	$(1,465,195)	$1,960,783

INCOME (LOSS) PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$0.05	$(0.01)	$0.02

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING*
Basic and diluted	107,156,840	105,013,283	104,972,026

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

Reconciliation of US GAAP to Non-US GAAP Financial Measures

	For the years ended March 31,
	2025	2024	2023
	US$	US$	US$

Net income / (loss)	5,049,421	(1,960,956)	2,140,670
Interest expense, net	2,255,934	507,803	191,154
Provision for income taxes	1,128,672	53,291	620,142
Depreciation and amortization expenses	2,369,036	2,371,718	1,507,671
EBITDA	10,803,063	971,856	4,459,637

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollar, except for the number of shares)

	As of March 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,247,380	$2,677,059
Restricted cash	3,131,335	1,656,678
Accounts receivable, net	25,761,683	17,413,086
Amount due from related parties	392,334	21,880
Inventories, net	5,936,223	4,826,217
Other receivable and other current assets, net	1,733,022	460,997
Prepayments, net	6,239,861	5,510,988
Derivative asset	269,119	-
Loan to third party	382,024	-
Total current assets	62,092,981	32,566,905

NONCURRENT ASSETS
Property and equipment, net	380,315	505,111
Definite-lived intangible assets, net	2,207,852	3,273,226
Indefinite-lived intangible assets	14,324,323	6,858,114
Goodwill	2,990,394	2,990,394
Long-term investments	15,435,274	71,045
Other receivable, non-current	-	167,000
Prepayments, a related party	3,000,000	-
Operating leases right-of-use assets	442,376	1,128,066
Finance leases right-of-use assets	363,008	470,100
Deferred merger costs	-	1,065,854
Deferred tax assets, net	351,060	462,429
Total noncurrent assets	39,494,602	16,991,339

TOTAL ASSETS	$101,587,583	$49,558,244

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Loans, current	$10,500,085	$8,812,807
Accounts payable	28,389,357	7,016,238
Accounts payable, a related party	4,567,337	6,567,480
Contract liabilities	505,323	209,903
Other payables and accrued liabilities	4,702,791	3,101,586
Operating lease liabilities, current	376,751	792,197
Contingent consideration for acquisition, current	1,121,006	2,319,000
Finance leases liabilities, current	84,528	72,868
Amount due to related parties	683,338	486,016
Tax payables	1,417,173	1,017,143
Total current liabilities	52,347,689	30,395,238

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	110,368	370,103
Finance leases liabilities, non-current	164,606	234,765
Bank loans, non-current	1,421,139	208,010
Deferred investment consideration payable	7,500,000	-
Derivative liabilities, non-current	3,086,519	-
Deferred tax liabilities	-	346,969
Contingent consideration for acquisition, non-current	-	1,378,000
Total non-current liabilities	12,282,632	2,537,847

TOTAL LIABILITIES	64,630,321	32,933,085

COMMITMENTS AND CONTINGENCIES

MEZZANINE EQUITY
Ordinary shares subject to possible redemption, nil and 217,724 shares as of March 31, 2025 and 2024, respectively*	-	700,000

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 150,000,000 shares authorized, 126,276,372 and 105,055,344 shares issued as of March 31, 2025 and 2024, respectively, and 121,947,978 and 105,055,344 outstanding as of March 31, 2025 and 2024, respectively*	12,196	10,506
Additional paid-in capital	18,149,582	1,730,098
Retained earnings	17,513,985	11,938,374
Accumulated other comprehensive income (loss)	178,312	(120,551)
TOTAL GCL Global Holdings Ltd shareholders’ equity	35,854,075	13,558,427

Non-controlling interests	1,103,187	2,366,732

TOTAL SHAREHOLDERS’ EQUITY	36,957,262	15,925,159

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$101,587,583	$49,558,244

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.